UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

TG Venture Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87251T109

(CUSIP Number)

Dragon Active Limited

Flat 11B, Blk 1, Robinson Heights

8 Robinson Road, Mid-Levels

Central, Hong Kong

+852 93805528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87251T109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dragon Active Limited (“Dragon”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 788,333 (1)
	8	Shared voting power
	9	Sole dispositive voting power 788,333 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 788,333 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 18.41%
14	Type of reporting person* CO

(1)	Representing 788,333 shares of Class B common stock, par value $0.0001 per share (“Common B Common Stock”), automatically convertible into shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) on one-for-one basis, subject to certain adjustments, upon the consummation of an initial business combination of the Issuer.

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chak Kwan Kelvin Liu
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (1)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 788,333 (2)
	8	Shared voting power
	9	Sole dispositive voting power 788,333(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 788,333 (2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 18.41%
14	Type of reporting person* IN

(2)	Chak Kwan Kelvin Liu has voting and dispositive control over the securities held by Dragon.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 15, 2022 (“Original Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this schedule.

The purpose of this Amendment is to update the Reporting Persons current percentage ownership in the Issuer, which has increased since the Original Schedule 13D.

Item 1. Security and Issuer.

Securities acquired: Class B Common Stock, $0.0001 par value (“Class B Common Stock”), convertible into Class A common stock, $0.0001 par value (“Class A Common Stock”).

Issuer:	TG Venture Acquisition Corp. (the “Issuer”)
1390 Market Street, Suite 200, San Francisco, California 94102

Item 2. Identity and Background.

(a)	This statement is filed by Dragon Active Limited, a Hong Kong corporation (“Dragon”) and Chak Kwan Kelvin Liu (“Liu,” with Dragon, the “Reporting Persons”). The Reporting Persons are the holder of record of approximately 18.41% of the Issuer’s outstanding Common Stock based on the number of common stock outstanding as of May 10, 2023 (including Class A Common Stock and Class B Common Stock on as converted basis).

(b)	The principal business address of Dragon is Flat 11B, Blk 1, Robinson Heights, 8 Robinson Road, Mid-Levels, Central, Hong Kong and the principal business address of Kelvin Liu is Flat 11B, Blk 1, Robinson Heights, 8 Robinson Road, Mid-Levels, Central, Hong Kong.

(c)	Dragon is primarily involved in investment and Liu is the manager of Dragon.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Dragon is a company incorporated in Hong Kong.
Citizenship of Liu: Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On March 22, 2021, Dragon purchased 788,333 shares of the Issuer’s Class B Common Stock for an aggregate purchase price of $7,095.00 pursuant to a securities subscription agreement. Dragon sold 80,000 of these shares to Phil Rettger for $8.00. The 80,000 shares owned by Mr. Rettger are held in trust by Dragon and Dragon holds voting and dispositive control of these shares.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

On April 30, 2023, the Issuer and its sponsor entered into an agreement (the ”Non-Redemption Agreement”) with Bulldog Investors, LLP (“Bulldog”) and Phillip Goldstein (“Goldstein” and, together with Bulldog, the “Investors”) in exchange for certain shareholders agreeing not to redeem shares of the Company’s Class A common stock sold in the Company’s IPO (the “Public Shares”) at the Issuer’s April 27, 2023 special meeting (the “Special Meeting”). The Non-Redemption Agreement provides for, among other things, the sponsor to pay approximately $105,000 to those participating shareholders in exchange for them agreeing to hold and not redeem certain Public Shares at the Special Meeting.

Holders of 10,164,304 shares of the Issuer’s Common Stock exercised their right to redeem their shares (and did not withdraw their redemption), which represents approximately 88% of the shares that were part of the shares that were sold in the Issuer’s IPO, for a cash redemption price of approximately $10.39 per share, or an aggregate redemption amount of $105,619,702. Following such redemptions, approximately $13,879,535 will remain in the trust account and 1,335,696 shares of Common Stock will remain issued and outstanding. Accordingly, all of the obligations of the parties to the Non-Redemption Agreement were fulfilled. Following the redemption, due to the decrease in the number of shares issued and outstanding, the Reporting Parsons’s ownership percentage increased.

The Reporting Persons are aware of the contemplated business combination with The Flexi Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Flexi”), The Flexi Group Holdings Ltd, a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Flexi (“PubCo”), The Flexi Merger Co. Ltd, a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of PubCo (“Target Merger Sub”), and Flexi Merger Co. LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of PubCo (“SPAC Merger Sub”), pursuant to which among other things, (i) Flexi will merge with and into Target Merger Sub, upon which the separate existence of Target Merger Sub will cease and Flexi will be the surviving corporation and a direct, wholly owned subsidiary of PubCo, and (ii) TGVC will merge with and into SPAC Merger Sub (the transactions contemplated by the Business Combination Agreement, including the mergers, the “Flexi Business Combination”), upon which the separate existence of SPAC Merger Sub will cease and the Issuer will be the surviving corporation and a direct, wholly owned subsidiary of PubCo.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common stock beneficially or directly owned by the Reporting Persons is based upon a total of 4,282,345 shares of common stock outstanding as of May 18, 2023(including Class A Common Stock and Class B Common Stock on as converted basis) upon the closing of the initial public offering of the Issuer and full exercise of over-allotment option. The Reporting Persons beneficially own 788,333 shares of Class B Common Stock, representing approximately 18.41% issued and outstanding shares of common stock (including Class A Common Stock and Class B Common Stock on as converted basis).

(b)	The beneficial ownership of the Reporting Persons is 788,333 shares of Class B Common Stock, representing approximately 18.41% issued and outstanding shares of common stock.

(c)	Other than as described herein, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 87251T109

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
7.1	Joint Filing Agreement, dated November 5, 2021 (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed by the Reporting Persons on February 15, 2022)
10.1	Securities Subscription Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer File No. 333-258773)

SCHEDULE 13D

CUSIP No. 87251T109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

Dragon Active Limited

By:	/s/ Chak Kwan Kelvin Liu
Name:	Chak Kwan Kelvin Liu
Title:	Director

Chak Kwan Kelvin Liu
Chak Kwan Kelvin Liu

*	The Reporting Person disclaims beneficial ownership of the Common Stock except to the extent of his/her pecuniary interest therein.